Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12156)

To Whom It May Concern:

Pursuant to Rule 230.259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Elite Performance Holding Corp., (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12156), together with all amendments and exhibits thereto (collectively, the "Offering Statement"). The Offering Statement was filed with the Securities and Exchange Commission (the "Commission") on February 13, 2023, and has not been qualified by the Commission. No amendments thereto have been filed. The Offering Statement relates to the public offering of the Company's Common Stock (the "Common Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Joey Firestone

Joey Firestone

Chief Executive Officer and Director

Elite Performance Holding Corp.